VERSIGENT LIMITED

Spitalstrasse 5, 8200 Schaffhausen

Switzerland

March 10, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue and Evan Ewing

Re:	VERSIGENT LIMITED
Form 10-12B
File No. 001-42957

Dear Ms. Donahue and Mr. Ewing:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Versigent Limited hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-42957) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York City time, on March 12, 2026, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christodoulos Kaoutzanis at (212) 373-3445, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

VERSIGENT LIMITED

By:	/s/ Katherine H. Ramundo
	Name:	Katherine H. Ramundo
	Title:	Director